BIG BEAR CAFÉ

Annual Income and Expense Report
January - December 2019

	Total
INCOME	
Business Income	1,274,875
Other Income	240,642
TOTAL INCOME:	**1,515,517**
COST OF GOODS SOLD	
LABOR	
Labor Cost COGS	530,671
TOTAL LABOR (COGS):	530,671
FOOD/BEV COST	
Supplies, Misc.	36,509
Beer, Wine, Liquor Costs	43,945
Coffee, Tea, Bev Costs	135,195
Farms, Local Vendors, Food Costs	339,700
TOTAL FOOD/BEV COST (COGS):	555,349
TOTAL COGS:	**1,086,020**
NET REVENUE:	**429,479**
EXPENSES	
Office and Advertising Expenses	8,908
Insurance (Property, Liability)	12,065
Depreciation	20,253
Interest and Fees	49,100
Professional Services	43,254
Construction and Additional Costs	48,540
Taxes, Licensing	90,304
Utilities	52,345
Other Expenses	44,200
TOTAL EXPENSES:	**368,969**
NET PROFIT:	**60,510**